

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

January 13, 2010

<u>Via U.S. mail and facsimile</u>

Michael T. McDonnell
Chief Executive Officer
Pregis Corporation
1650 Lake Cook Road, Suite 400
Deerfield, IL 60015

> **RE: Pregis Corporation**
> **Form S-4/A filed January 4, 2010**
> **File No. 333-162784**

Dear Mr. McDonnell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 21. Exhibits and Financial Statement Schedules, page II-2

Item 5.1 – Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP

1. Please have counsel revise the last sentence of the penultimate paragraph on page 4 to account for the re-filing of exhibit 5.2 with your last amendment.

Supplemental Letter

2. The supplemental letter should be issued on behalf of each of the co-registrants. Please revise the supplemental letter accordingly.

3. Please represent that, with respect to any broker-dealer that participates in the exchange offer with respect to any Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you, your guarantor subsidiaries, or an affiliate of either you or your guarantor subsidiaries to distribute the Exchange Notes.

4. Please remove the word "secondary" from the phrase "secondary resale transaction" in the second paragraph on page one.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 if you have any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Michael A. Levitt, Esq. (via facsimile)
        Fried, Frank, Harris, Shriver & Jacobson LLP